[HEXION SPECIALTY CHEMICALS, INC. LETTERHEAD]

October 12, 2006

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention: Mr. Andrew P. Schoeffler

RE:	Hexion Specialty Chemicals, Inc.
Registration Statement on Form S-1 (Registration No. 333-124287)

Dear Mr. Schoeffler:

Hexion Specialty Chemicals, Inc., a New Jersey corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration No. 333-124287), and all exhibits thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company’s request is based on the fact that the Company has decided not to proceed with the offering at this time. The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

If you have any questions regarding this matter, please call me at (614) 225-2069.

Very truly yours,

HEXION SPECIALTY CHEMICALS, INC.

/s/ George F. Knight

George F. Knight Senior Vice President and Treasurer